Filed by Time Warner Cable Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: Time Warner Cable Inc.
(Commission File No. 001-33335)

The following communication was made available on Time Warner Cable Inc. websites on May 9, 2014:

Time Warner Cable Chairman and CEO Rob Marcus testified before the House Judiciary Committee on Thursday, May 8, about the merger of Comcast and TWC and its impact on consumers. Here is the full text of his statement:

Chairman Goodlatte, Ranking Member Conyers, Chairman Bachus, Ranking Member Johnson, and members of the Committee, I appreciate the opportunity to testify today about the proposed transaction between Comcast and Time Warner Cable.

I agree with David’s assessment that the combination of our two companies will create a dynamic company poised for the 21st Century – bringing new choices to consumers and spurring competition in the marketplace.  This transaction will give the combined companies greater scale, which will drive investment in R&D, infrastructure, software and talent – investment that will bring more consumers next generation technologies, more secure and reliable networks, faster broadband speeds, and enhanced video and voice services.  The combination of Comcast and Time Warner Cable also will bring new competitive choices to business customers that neither company could effectively serve on its own.  Not only will the merger drive investment and innovation at the new Comcast, but it will also drive investment and innovation from our competitors.  Consumers clearly will be the beneficiaries.

And, as David explained, this transaction will achieve these benefits without reducing competition in any way, because Comcast and Time Warner Cable serve distinct geographic areas.  To be clear, consumers will have the same choices of providers after the transaction, as before.

The video, broadband and voice businesses have never been more competitive.  Today, in nearly every market, consumers have at least 3 and in many cases 4 or more choices of facilities-based video providers.  For years now, the satellite providers – DirecTV and DISH – have offered video nationwide. Verizon and AT&T now offer video in a significant portion of our footprint.  Google has launched video in several markets and announced plans to expand that offering.  And smaller over builders also offer competing facilities-based video services.  At the same time, there are an increasing number of  national over-the-top video providers, including Netflix – which now has over 33 million customers in the U.S. – and Google’s video websites – which attract over 157 million unique viewers each month.

Especially because of this increased competition among video distributors, programmers – including smaller independent programmers – have more options for reaching consumers than ever before.  Time Warner Cable and Comcast both carry scores of independent programming networks, and I am confident that the combined company will continue to be a leading platform for such content.  As for larger programmers, their ability to impose significant price increases every year demonstrates their extraordinary bargaining leverage.  Programming costs for Time Warner Cable per subscriber will rise 10% this year, and I have no doubt that large programmers will continue to negotiate from a position of strength after our transaction.

Like video, the broadband marketplace is incredibly dynamic, with cable facing competition from large broadband providers such as AT&T and Verizon, rapidly expanding services from Google Fiber, and increasingly robust mobile wireless broadband services.  In fact, recent announcements by both AT&T and Google underscore how quickly this marketplace is evolving.  Just last month AT&T named 100 “candidate cities” for broadband speeds of up to 1 gigabit-per-second.  In February, Google stated that it has targeted an additional 34 cities for its 1 gig broadband services.  I would also note that mobile wireless is rapidly becoming a viable alternative to cable broadband given the ever increasing capabilities of LTE as well as continued advances in compression technology.

The market for voice is also flush with competition – with landline, mobile, and a growing number of over-the-top services, such as Skype.  As relatively new entrants in the voice business, Comcast and Time Warner Cable have contributed meaningfully to the competitiveness of this market and will continue to do so as a combined company.

This transaction will also create new and enhanced competition in the business market.  Commercial services traditionally have been dominated by incumbents such as AT&T and Verizon, which leverage their scale and scope to provide end-to-end services that businesses increasingly demand.  Time Warner Cable has gained a foothold, especially with small and medium-sized businesses. However, our ability to compete effectively in the telco-dominated business of serving larger, multi-regional businesses has been constrained by our limited geographic footprint.  This transaction will significantly boost competition for commercial services by giving the combined company greater scale, a broader geographic footprint and efficiencies necessary to meet the needs of business customers, especially the super-regional enterprises that demand a broad network footprint.

So, in summary, today’s dynamic and ever-evolving marketplace presents both new challenges and new opportunities.  Enabling the new Comcast to compete with greater scale will yield more robust competition and significant benefits for consumers and businesses.

Thank you again for the opportunity to testify today.  I look forward to your questions.

FORWARD LOOKING STATEMENTS AND DISCLAIMERS

This document includes certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and Time Warner Cable intends that all such statements be covered by the safe harbor provisions of the federal securities laws.  Statements herein regarding future financial and operating results and any other statements about future expectations, including any statements related to the proposed acquisition of Time Warner Cable by Comcast Corporation (“Comcast”), constitute “forward-looking statements.” These forward-looking statements may be identified by words such as “believe,” “expects,” “anticipates,” “projects,” “intends,” “should,” “estimates” or similar expressions. These statements are based on management’s current expectations or beliefs and may involve estimates and assumptions that are subject to risks, uncertainties, changes in circumstances and other factors.  Actual results may vary materially from those expressed or implied by the statements herein due to changes in economic, business, competitive, technological, strategic and/or regulatory factors, and other factors affecting the operations of Time Warner Cable, including the proposed acquisition by Comcast.  Additional information concerning these and other factors can be found in Time Warner Cable’s and Comcast’s respective filings with the Securities and Exchange Commission (the “SEC”), including Time Warner Cable’s and Comcast’s most recent Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K.  Time Warner Cable and Comcast assume no obligation to, and expressly disclaim any such obligation to, update or alter any forward-looking statements, whether as a result of new information, future events or otherwise.  Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.

ADDITIONAL INFORMATION

In connection with the proposed transaction between Comcast and Time Warner Cable, on March 20, 2014, Comcast filed with the SEC, a registration statement on Form S-4 that includes a preliminary joint proxy statement of Comcast and Time Warner Cable that also constitutes a preliminary prospectus of Comcast. The registration statement has not yet become effective.  After the registration statement is declared effective by the SEC, a definitive joint proxy statement/prospectus will be mailed to shareholders of Comcast and Time Warner Cable.  INVESTORS AND SECURITY HOLDERS OF COMCAST AND TIME WARNER CABLE ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION.  Investors and security holders may obtain free copies of the registration statement and the joint proxy statement/prospectus and other documents filed with the SEC by Comcast or Time Warner Cable through the website maintained by the SEC at http://www.sec.gov.  Copies of the documents filed with the SEC by Comcast are available free of charge on Comcast’s website at http://cmcsa.com or by contacting Comcast’s Investor Relations Department at 866-281-2100.  Copies of the documents filed with the SEC by Time Warner Cable will be available free of charge on Time Warner Cable’s website at http://ir.timewarnercable.com or by contacting Time Warner Cable’s Investor Relations Department at 877-446-3689.

CERTAIN INFORMATION REGARDING PARTICIPANTS

Comcast, Time Warner Cable, their respective directors and certain of their respective executive officers may be considered participants in the solicitation of proxies in connection with the proposed Time Warner Cable/Comcast transaction.  Information about the directors and executive officers of Time Warner Cable is set forth in its Annual Report on Form 10-K for the year ended December 31, 2013, which was filed with the SEC on February 18, 2014, and its proxy statement for its 2014 annual meeting of stockholders, which was filed with the SEC on April 29, 2014.  Information about the directors and executive officers of Comcast is set forth in its Annual Report on Form 10-K for the year ended December 31, 2013, which was filed with the SEC on February 12, 2014, and its proxy statement for its 2014 annual meeting of stockholders, which was filed with the SEC on April 11, 2014.  These documents can be obtained free of charge from the sources indicated above.  Additional information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the preliminary joint proxy statement/prospectus filed with the SEC and will be contained in the definitive joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.